UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Augusr 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA provides information regarding the bankruptcy filing by Mexicana de Aviación

Monterrey, Mexico, August 4, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB, BMV: OMA), provided information regarding the effects of the filing for bankruptcy protection by the airline Compañia Mexicana de Aviación, S.A. de C.V. (“Mexicana de Aviación”).

Mexicana de Aviación announced in a statement published yesterday, August 3rd, that it filed for bankruptcy (concurso mercantil) before a federal judge in Mexico City and that it is seeking bankruptcy protection in the United States under Chapter 15 of the U.S. Bankruptcy Code. Mexicana de Aviación stated that it expected to continue to operate normally, and that such filings did not affect the operations of Click Mexicana and Mexicana Link, which are independent companies from Mexicana de Aviación.

Grupo Mexicana, which comprises Mexicana de Aviación, Click Mexicana, and Mexicana Link, has operations at twelve of OMA’s thirteen airports. Mexicana de Aviación, the company that filed for bankruptcy protection, announced adjustments to its global flight itineraries on August 2nd, including changes at the OMA airports of Monterrey and Zacatecas, principally on international routes. OMA recommends that passengers contact Mexicana de Aviación directly with any questions about their flights. The itinerary changes announced by Mexicana de Aviación at OMA’s airports are as follows:

Route	Modification
Zacatecas - Bajío	Suspended
Monterrey - México	Reduction to one flight per day
Zacatecas - Tijuana	Connection via Mexico City
Monterrey - New York	Connection via Mexico City
Zacatecas – Los Angeles	Connection via Mexico City
Zacatecas – Oakland	Connection via Mexico City
Zacatecas – Chicago	Connection via Mexico City

During the first six months of 2010, Grupo Mexicana generated 16.6% of OMA’s total passenger traffic, of which 7.6% was accounted for solely by Mexicana de Aviación. Grupo Mexicana generated 17.3% of OMA’s domestic passenger traffic, including 7.2% from Mexicana de Aviación. In terms of international traffic, Grupo Mexicana generated 13.1% of traffic, of which Mexicana de Aviación accounted for 9.3%.

Grupo Mexicana generated 12.2% of OMA’s revenues during the first six months of 2010, of which Mexicana de Aviación accounted for 5.9%.

As of June 30, 2010, Grupo Mexicana accounted for 21.8% of OMA’s accounts receivable, of which Mexicana de Aviación accounted for 10.8%. The majority of these accounts receivable represent passenger charges that Mexicana de Aviación collects from passengers acting as collection agent. Such passenger charges are the property of the airports and constitute their principal source of resources in order to make committed investments and to maintain the quality of services.

At the present time, neither OMA nor any of its subsidiaries have been notified, in their capacity of creditors, that the courts have recognized Mexicana de Aviación’s insolvency proceeding. OMA is evaluating the different alternatives available in order to take the decisions that will best protect the interests of our airline clients, passengers, and shareholders.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: August 5, 2010